GILAX, CORP.

42A Krygina Street, Suite 133

Vladivostok, Russia 690065

November 8, 2012

Ms. Sherry Haywood

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Gilax, Corp.

       Amendment No. 2 to Registration Statement on Form S-1

       November 1, 2012

       File No. 333-183797

Dear Ms. Sherry Haywood:

Pursuant to your telephone conversation with legal counsel of Gilax, Corp., a Nevada corporation (the “Company”), on November 8, 2012, the Company filed Amendment No. 3 to Registration Statement on Form S-1 with the updated legal opinion.

Please direct any further comments or questions you may have to the company at gilaxcorp @gmail.com or to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Kevin A. Polis, Esq.

Zouvas Law Group, P.C.

2368 Second Ave.

San Diego, CA 92101

Tel. (619) 955-5161

Fax: (619) 795-6695

Email: kpolis@zouvaslaw.com

Thank you.

Sincerely,

/S/ Aleksandr Gilev

Aleksandr Gilev, President